[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 8, 2015

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ESSA Pharma, Inc.
Amendment No. 1 to Registration Statement on Form 20-F
Submitted April 8, 2015
File No. 377-00939

Dear Mr. Riedler:

On behalf of ESSA Pharma, Inc. (the “Company”), enclosed is a copy of amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form 20-F (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the confidential submission of Amendment No. 1 to the Registration Statement with the Commission on April 8, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 20, 2015 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

B. Capitalization and Indebtedness, page 4

1.	Please label the table as unaudited.

The Company has revised the disclosure on page 4 of the Amendment to label the table as unaudited.

Equipment, page F-9

2.	We acknowledge your response to comment 20. Please revise your disclosure to state that the equipment was not available for use, where you state that they were “not yet in use.”

The Company has revised the disclosure on page F-9 of the Amendment to state that the equipment was not available for use.

Research and Development Costs, page F-11

3.	Refer to your response to comment 22. While IAS 38 permits inclusion of legal fees to register a legal right, it does not permit inclusion of legal fees that were incurred to research the feasibility of obtaining the legal right. Please describe the work performed by your intellectual property counsel that is directly correlated to the advancement of your intellectual property through the research and development phase.

The Company has chosen to present their expenses based on function. There are three functions at the Company; (i) research and development (“R&D”), (ii) financing costs and (iii) general and administration. Under IAS 1 Presentation of Financial Statements paragraph 99, “An entity shall present an analysis of expenses recognized in profit or loss using a classification based on either their nature or their function within the entity”. As an R&D company, most of the Company’s expenses fall under R&D including all expenses related to products and product development, including patent administration of those products.

Per paragraph 8 of IAS 38 Intangible Assets, Development is defined as “the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use.” The Company believes the process of patenting research findings to protect the invention to enable commercial production is embodied in this definition and as noted in your letter dated March 24, 2015 (Item 22), paragraphs 126, 127 and 66 of IAS 38 permit this inclusion.

With reference to IAS 38 paragraph 66, it states “The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.” The Company’s intent in having an intangible asset for commercial exploitation cannot be achieved if patents are not secured. The Company contends that the expense of registering a legal right embodies not only the initial filing of such right, but also the requirement to respond and negotiate with the patent registrar on the scope of such rights, translating the rights into other languages, periodically reviewing and deciding what claims should continue and what claims should be discontinued, monitoring the claims of third parties to ensure they do not infringe on rights, paying maintenance fees to continue to hold these rights, and defending rights where there are conflicting claims.

Income Taxes, page F-20

4.	The revision you describe in your response to comment 26 to change “Expenses not deductible for income tax purposes” to “share-based payments, amortization, and unrealized foreign exchange” does not appear to have been made. Please revise your disclosure on page F-20. Similarly, provide the disclosure you describe in your response to comment 27.

The Company has revised the disclosure on page F-20 of the Amendment to change “Expenses not deductible for income tax purposes” to “share-based payments, amortization, and unrealized foreign exchange”. Of these items, share-based payments were the only material expense adjustment. The Company has revised the note to present the effect of share-based payments separately.

The Company has further revised the disclosure on page F-20 of the Amendment to include the statutory tax rate in the table for the reconciliation of income tax rates.

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

cc:	Daniel Greenspan, Securities and Exchange Commission
Tara Keating Brooks, Securities and Exchange Commission
Keira Nakada, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission
Richard Rieder, ESSA Pharma, Inc.
David Wood, ESSA Pharma, Inc.

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